RWE

Annual document pursuant to Sec. 10 of the German Securities Prospectus Act (WpPG)

Overview of the published information on fiscal 2005 pursuant to Sec. 10 of WpPG

February 23, 2006:

Pursuant to Sec. 10 of the German Securities Prospectus Act (WpPG), which entered into force on July 1, 2005, listed companies are obligated to make annually available to the public a document containing information published or made available to the public in the twelve preceding months to comply with certain regulations under German company or capital market law. RWE AG published the following information in fiscal 2005 as well as after the end of the financial year until today:

Ad-hoc announcements pursuant to Sec. 15 WpHG

- "Dividend proposal on fiscal 2004" of 02/22/2005
- "RWE plans the disposal of the British and North American water business" of 11/04/2005

Directors' Dealings announcements pursuant to Sec. 15a WpHG

- Directors´ Dealings table (pdf, 27 KB)

Announcements according to the German Securities Trading Act pursuant to Sec. 25 WpHG

- Announcement of 01/19/2005
- Announcement of 01/28/2006
- Announcement of 02/17/2006

Annual Reports of RWE Group

- Annual report on fiscal 2004
- Annual report on fiscal 2005

Financial statements of RWE AG

- Financial statements on fiscal 2004

- Financial statements on fiscal 2005

Interim reports of RWE Group

- Report on the first quarter of fiscal 2005 of 05/12/2005
- Report on the first half of fiscal 2005 of 08/11/2005
- Report on the first three quarters of fiscal 2005 of 11/16/2005

Invitation to the Annual General Meeting of 04/14/2005 of 03/01/2005

- 20 pages (PDF 90 KB)

Dividend announcement on fiscal 2004 of 04/15/2005

- Dividend Announcement

Corporate calendar

- Corporate calendar on fiscal 2005
- Corporate calendar on fiscal 2006